UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
1. Name and Address of Reporting Person
   Reeves, M.D., Jerry D.
   500 W. Main Street
   Louisville,, KY  40202
   USA
2. Date of Event Requiring Statement (Month/Day/Year)
   January  27, 1997
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   Humana Inc.
   HUM
5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Senior Vice President and Chief Medical Officer
6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Beneficially Owned                                                                           |
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1. Title of Security                       |2. Amount of          |3. Ownership    |4. Nature of Indirect                          |
                                           |   Securities         |   Form:        |   Beneficial Ownership                        |
                                           |   Beneficially       |   Direct(D) or |                                               |
                                           |   Owned              |   Indirect(I)  |                                               |
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Common (1)                                 |6,000 (2)             |D               |                                               |
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 Table II -- Derivative Securitites Beneficially Owned                                                                             |
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1.Title of Derivative   |2.Date Exer-       |3.Title and Amount     |         |4. Conver-|5. Owner-    |6. Nature of Indirect      |
  Security              |  cisable and      |  of Underlying        |         |sion or   |ship         |   Beneficial Ownership    |
                        |  Expiration       |  Securities           |         |exercise  |Form of      |                           |
                        |  Date(Month/      |-----------------------|---------|price of  |Deriv-       |                           |
                        |  Day/Year)        |                       |Amount   |deri-     |ative        |                           |
                        | Date    | Expira- |                       |or       |vative    |Security:    |                           |
                        | Exer-   | tion    |         Title         |Number of|Security  |Direct(D) or |                           |
                        | cisable | Date    |                       |Shares   |          |Indirect(I)  |                           |
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Option (3)              |1/28/99  |1/28/07  |Common (1)             |25,000   |          |D            |                           |
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Option (3)              |1/28/00  |1/28/07  |Common (1)             |25,000   |          |D            |                           |
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Option (3)              |1/28/01  |1/28/07  |Common (1)             |25,000   |          |D            |                           |
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Option (3)              |1/28/02  |1/28/07  |Common (1)             |25,000   |          |D            |                           |
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Explanation of Responses:
(1) Each share of Common Stock contains a Right adopted on March 5, 1987, pursuant to the Company's Rights
Agreement, as amended and restated on February 14, 1996, which entitles holders of the Company's Common
Stock, in the event certain specified events occur, to acquire 1/100 of a share of Series A Participating Preferred
Stock at a price of $145 per fractional
share.
(2) Grant of Restricted Stock Award (1/27/97 - first day of employment) pursuant to the 1996 Stock Incentive
Plan exempt under Rule
16(b)-3(d)1.
(3) Grant of Option to Buy (1/27/97 - first day of employment) pursuant to the 1996 Stock Incentive Plan exempt under Rule
16(b)-3(d).